Mario Barton
Chief Executive Officer
League Now Holdings Corporation
5601 W. Spring Parkway
Plano, TX 75021

November 19, 2010

Kathleen Collins, Branch Chief
Melissa Feider, Staff Attorney
Division of Corporate Finance
United States Securities and Exchange Commission
One Station Place
100 F Streeet, NE
Washington , D.C. 20549-4561

Re:  League Now Holdings Corporation, Form 8K filed October 8, 2010

File No: 333-148987

Ms. Collins and Ms. Feider,

In response to your comment letter dated November 2, 2010, please find our responses to your comments below, keyed to your original queries, with reference to the following facts:

●	The Form 8-K that was filed on October 8, 2010 incorrectly reported that League Now Holdings Corporation (the “Company”), prior to its acquisition of Pure Motion, Inc., was a shell company. League Now Holdings Corporation, prior to the acquisition, has maintained, that it is not a shell company and continues to do so.
●	The format of the Form 8K reporting the acquisition, as management has come to understand it, was in error. The Company intends to file an amended Form 8K no later than November 22, 2010. This amended Form 8K will include a clear statement that financial statements filed with the Form 8K on October 8, 2010 are unreliable.

(1)  The Company intends to file the financial statements required by Rule 8-04(b) of Regulation S-X (17 CFR 210.8-04(b)) no later than December 17, 2010 (within 71 days of October 8, 2010).

(2)  The Company intends to file the financial statements required by Rule 8-04(b) of Regulation S-X (17 CFR 210.8-04(b)) no later than December 17, 2010 (within 71 days of October 8, 2010).

(3) The Company intends to file the pro forma financial statements, if any,  required by Rule 8-05 of Regulation S-X (17 CFR 210.8-05) no later than December 17, 2010 (within 71 days of October 8, 2010) .

(4)  The Company has not changed its accountants as a result of the acquisition transaction.

The Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our attorney, Ruba Qashu, if you have any questions or comments. Her contact information is as follows:  Burkhalter Kessler Goodman & George, 2020 Main Street Suite 600, Irvine, CA 92614, Telephone: 949-975-7500; Fax: 949-975-7501.

Sincerely,

Mario Barton
Chief Executive Officer
League Now Holdings Corporation